UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Formula Systems (1985) Ltd. (“Formula”) hereby notifies its shareholders that it will hold its 2015 annual general meeting of shareholders (the “Meeting”) at Formula’s offices, located at 5 HaPlada Street, Or-Yehuda, Israel, on Wednesday, December 9, 2015 at 10:00 a.m., Israel time. The record date for the determination of the holders of Formula’s ordinary shares, nominal value NIS 1.00 per share (“Ordinary Shares”), entitled to this notice of the Meeting and to vote at the Meeting is Monday, November 9, 2015.

At the Meeting, Formula’s shareholders will be asked to vote on the following:

1.	The re-election to Formula’s Board of Directors of Mr. Marek Panek, for a term expiring at Formula’s next annual general meeting of shareholders;

2.	The re-election to Formula’s Board of Directors of Mr. Rafal Kozlowski, for a term expiring at Formula’s next annual general meeting of shareholders;

3.	The re-election to Formula’s Board of Directors of Ms. Dafna Cohen, for a term expiring at Formula’s next annual general meeting of shareholders;

4.	The re-election to Formula’s Board of Directors of Ms. Iris Yahal as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

5.	The re-election to Formula’s Board of Directors of Mr. Eli Zamir as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Companies Law;

6.	The approval of the renewal of the directors and officers insurance policy for the directors and officers of Formula and its affiliates; and

7.	The approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as Formula’s independent registered public accounting firm for the year ending December 31, 2015 and until Formula’s next annual general meeting of shareholders, and authorization of Formula’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

In addition, members of Formula’s management will be available to review and discuss Formula’s auditor’s report and consolidated financial statements for the year ended December 31, 2014.

The Board of Directors of Formula recommends that Formula’s shareholders approve each of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least twenty-five percent (25%) of Formula’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on December 16, 2015 at the same time and place, unless otherwise determined by the Chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, if a quorum is again not present within 30 minutes of the scheduled time for the Meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Approval of each of the above proposals requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof).

In addition, the approval of each of proposals 4 and 5 requires that either of the following two voting requirements be met as part of the approval by a majority of Ordinary Shares represented at the Meeting in person or by proxy and voting thereon:

● approval by a majority of the Ordinary Shares held by non-controlling shareholders (as defined in the proxy statement referred to below) who do not have a personal interest (as defined in the proxy statement referred to below) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

● the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in Formula.

In accordance with the regulations under the Companies Law, Formula is publishing a Hebrew language version of the notice of the Meeting in Israeli newspapers on November 3, 2015. On or about November 3, 2015, Formula will also make available to its shareholders (and the holders of its American Depositary Receipts that represent Ordinary Shares) a proxy statement describing the above proposals, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting. The proxy statement with respect to the Meeting is attached hereto as Exhibit 99.2. The proxy card whereby holders of Ordinary Shares may vote at the Meeting without attending in person is attached hereto as Exhibit 99.3.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by Formula on November 3, 2015
99.2	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. 2015 Annual General Meeting of Shareholders.
99.3	Proxy Card with respect to Formula Systems (1985) Ltd. 2015 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: November 3, 2015	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Formula on November 3, 2015.
99.2	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. 2015 Annual General Meeting of Shareholders.
99.3	Proxy Card with respect to Formula Systems (1985) Ltd. 2015 Annual General Meeting of Shareholders.